UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Biolase, Inc.

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name of Issuer)

Common Shares, $0.001 par value

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Title of Class of Securities)

090911108

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(CUSIP Number)

Copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,195,237 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,195,237 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,195,237 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* PN

2

1	NAME OF REPORTING PERSON Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 599,194 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 599,194 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,194 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* PN

3

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,310,952 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,310,952 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,952 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* OO

4

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,794,431 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,794,431 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,794,431 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* OO

5

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,310,952 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,310,952 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,952 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* CO

6

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 6,105,383 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,105,383 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,383 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON* IN

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Item 1. Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, (the “Original Schedule 13D,” and collectively with the Amendment, the “Statement”) with respect to the shares of common par value $0.001 per share (“Common Stock” or the “Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated as follows:

The securities reported in this Statement as directly beneficially owned by the Reporting Persons were acquired with funds of approximately $12,380,284 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Persons who directly beneficially own such securities or capital contributions to the funds by the investors in such funds. 340,000 Shares were purchased by Ten Fund in a private transaction with the Issuer on December 19, 2013, as further described under Item 6. On February 10, 2014, Partners purchased 1,345,525 Shares, Institutional Partners purchased 280,000 Shares, and Ten Fund purchased 320,000 Shares, in a private transaction with the Issuer, as further described under Item 6. The remaining Shares were purchased through margin accounts maintained with Morgan Stanley, Credit Suisse First Boston, Barclays, Instinet, Jefferies & Company Inc. and Wachovia Securities, all of which may extend margin credit to the Reporting Persons and other persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,137,173 Shares outstanding, which is based upon 34,851,648 shares outstanding as of October 18, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2013, together with the addition of the 2,285,525 Shares purchased by the Reporting Persons in private transactions with the Issuer on December 19, 2013 and February 10, 2014. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Partners may be deemed to be the beneficial owner of 4,195,237 Shares, constituting approximately 11.3% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,195,237 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,195,237 Shares.

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(a, b) Institutional Partners

As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 599,194 Shares, constituting approximately 1.6% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 599,194 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 599,194 Shares.

(a, b) Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 1,310,952 Shares, constituting approximately 3.5% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,310,952 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,310,952 Shares.

(a, b) General Partner

General Partner, as the general partner of Partners and Institutional Partners, may be deemed to be the indirect beneficial owner of 4,794,431 Shares held in Partners and Institutional Partners, constituting approximately 12.9% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,794,431 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,794,431 Shares.

(a, b) Manager

Manager, as the investment manager of Ten Fund, may be deemed to be the indirect beneficial owner of 1,310,952 Shares held by Ten Fund, constituting approximately 3.5% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,310,952 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,310,952 Shares.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 6,105,383 Shares, constituting approximately 16.4% of the Shares outstanding.

9

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,105,383 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,105,383 Shares.

(c)	The trading dates, number of Shares purchased or sold, and price per share for all transactions in the Shares by the Reporting Persons since the Reporting Persons original Schedule 13D filing are set forth in Schedule A. All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated as follows:

On February 10, 2014, Partners, Institutional Partners, and Ten Fund entered into a Subscription Agreement with the Issuer (the "February Subscription Agreement") for the purchase of an aggregate of 1,945,525 Shares at $2.57 per share allocated as follows: 1,345,525 Shares to Partners; 280,000 Shares to Institutional Partners; and 320,000 Shares to Ten Fund. A copy of the February Subscription Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary description of the February Subscription Agreement is not intended to be complete and is qualified in its entirety by the complete text of the February Subscription Agreement.

On December 19, 2013, Ten Fund entered into a Subscription Agreement with the Issuer for the purchase of 340,000 Shares at $1.80 per share from the Issuer in a private transaction (the “December Subscription Agreement”). A copy of the December Subscription Agreement was filed as Exhibit 99.1 to Amendment No. 1 to the Reporting Persons’ Schedule 13D filed on December 20, 2013 and is incorporated herein by reference. The foregoing summary description of the December Subscription Agreement is not intended to be complete and is qualified in its entirety by the complete text of the December Subscription Agreement.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of November 22, 2013 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement was filed as Exhibit 1 to the Original Schedule 13D and is incorporated herein by reference in its entirety in this response to Item 6.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

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Item 7.  Material to be Filed as Exhibits.

99.1	Subscription Agreement by and between Biolase, Inc. and Oracle Partners L.P., Oracle Institutional Partners L.P., and Oracle Ten Fund Master, L.P., dated February 10, 2014.

11

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 12, 2014

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg

Larry N. Feinberg, Individually

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Schedule A

Date	Buy or Sell	Price	Quantity	Name of Fund
1/31/2014	Buy	2.4459	22,698	Oracle Partners, LP
1/31/2014	Buy	2.4459	2,600	Oracle Institutional Partners, LP
1/31/2014	Buy	2.4459	5,500	Oracle Ten Fund Master, LP
			30,798

2/10/2014	Buy	2.5329	18,335	Oracle Partners, LP
2/10/2014	Buy	2.5329	2,500	Oracle Institutional Partners, LP
2/10/2014	Buy	2.5329	4,000	Oracle Ten Fund Master, LP
			24,835

2/10/2014	Buy	2.57	1,345,525	Oracle Partners, LP
2/10/2014	Buy	2.57	280,000	Oracle Institutional Partners, LP
2/10/2014	Buy	2.57	320,000	Oracle Ten Fund Master, LP
			1,945,525

2/11/2014	Buy	2.6931	22,044	Oracle Partners, LP
2/11/2014	Buy	2.6931	2,500	Oracle Institutional Partners, LP
2/11/2014	Buy	2.6931	5,300	Oracle Ten Fund Master, LP
			29,844

2/12/2014	Buy	2.5907	25,729	Oracle Partners, LP
2/12/2014	Buy	2.5907	2,900	Oracle Institutional Partners, LP
2/12/2014	Buy	2.5907	6,200	Oracle Ten Fund Master, LP
			34,829

13